UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 6, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

TRX, Inc.

File No. 0-51478 - CF#24050

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TRX, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.1 to a Form 10-Q filed on August 14, 2009, as modified by the same contract re-filed with fewer redactions as Exhibit 10.1 to a Form 10-Q/A filed on April 15, 2010.

Based on representations by TRX, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.1   through October 16, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Mara L. Ransom
Branch Chief